Subject: Cater Your Memorial Day Event
Date: Wednesday, May 24, 2023 at 2:55:09 PM Central Daylight Time
From: Hawaiian Bros Island Grill
To: Amy Smith



GET YOUR MEMORIAL DAY ORDER IN TODAY

Planning an event for Memorial Day weekend? Hawaiian
Bros Catering has you covered. Choose up to two
proteins like Huli Huli or Honolulu Chicken, plus your
order includes Macaroni Salad, Rice and Pineapple.



ORDER CATERING



JOIN OUR INVESTOR 'OHANA

What could be even more rewarding than earning points every time you eat at HBros? Knowing you could own a piece of the pineapple. We will be opening our next investment opportunity soon and you're invited. **Register now** to indicate your interest in purchasing shares of Hawaiian Bros for a minimum total investment of less than $400.

FOOD   LOCATIONS   MERCH   CAREERS

Hawaiian Bros Island Grill
720 Main Street
Kansas City, MO 64105

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